Exhibit 12a

IDACORP, INC.
Consolidated Financial Information
Supplemental Ratio of Earnings to Fixed Charges

						Twelve
	Twelve Months Ended					Months
	December 31,					Ended
	(Thousands of Dollars)					June 30,

	1998	1999	2000	2001	2002	2003

Earnings, as defined:
Income before income taxes	$133,806	$137,021	$210,701	$189,860	$10,525	$(21,199)
Adjust for distributed income of equity
investees	(4,697)	(837)	(3,116)	(1,620)	(2,544)	(11,402)
Equity in loss of equity method
investments	458	435	186	296	-	-
Minority interest in losses of majority
owned subsidiaries	(125)	(37)	(1,468)	(612)	(211)	(452)
Supplemental fixed charges, as below	72,496	74,800	75,800	86,818	64,257	66,986
Total earnings, as defined	$201,938	$211,382	$282,103	$274,742	$72,027	$33,933

Fixed charges, as defined:
Interest charges	$60,677	$62,975	$63,339	$75,305	$60,031	$66,103
Preferred stock dividends of
subsidiaries - gross up -
IDACORP rate	8,445	8,313	8,886	8,142	857	(2,439)
Rental interest factor	801	955	1,036	1,587	1,770	1,723
Total fixed charges	$69,923	$72,243	$73,261	$85,034	$62,658	$65,387

Supplemental increment to fixed
charges (A)	2,573	2,557	2,539	1,784	1,599	1,599

Total supplemental fixed charges	$72,496	$74,800	$75,800	$86,818	$64,257	$66,986

Supplemental ratio of earnings to fixed
Charges (B)	2.79x	2.83x	3.72x	3.16x	1.12x	0.51x

(A) Explanation of increment - Interest on the guaranty of American Falls Reservoir District bonds and Milner Dam, Inc. notes which are already included in operation expenses.
(B)  The supplemental ratio of earnings to fixed charges for the twelve months ended June 30, 2003 was 0.51, as noted above, which represents a deficiency of $33 million.